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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
BackWeb Technologies Ltd.

Full Name of Registrant

Former Name if Applicable
10 Ha’amal Street, Park Afek

Address of Principal Executive Office (Street and Number)
Rosh Ha’ayin, Israel 48092

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     The Registrant was unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (the “Form 10-Q”) by its due date because:
     1. The Registrant recently announced that its Chief Financial Officer, Ken Holmes, has resigned his employment with the Registrant, effective upon the completion and filing of the Form 10-Q. In connection with the transition of the duties of Mr. Holmes to a consultant who will serve as the Registrant’s interim head of finance until a long-term replacement can be hired, the Registrant experienced delays in completing the underlying work necessary to file the Form 10-Q in a timely manner.
     2. The Registrant adopted the provisions of Financial Accounting Standards Interpretation No. 48 “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109” (“FIN No. 48”) effective January 1, 2007, and upon its adoption of FIN No. 48, the Company applied the provisions of FIN No. 48 to all of its income tax positions. However, the Registrant adoption of FIN No. 48 and the application of the provisions of FIN No. 48 to the Registrant’s income tax positions was more time-consuming than initially anticipated, especially in light of the resignation of Mr. Holmes and the transition of his duties as described above.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

William Heye	(408)	933-1700
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant anticipates reporting in the Form 10-Q the following changes in its results of operations for the first quarter of 2007 as compared to the first quarter of 2006:
     The Registrant’s total revenue in the first quarter of 2007 was approximately $1.2 million compared to approximately $1.7 million in the first quarter of 2006. The Registrant’s license revenue in the first quarter of 2007 was approximately $468,000 compared to approximately $791,000 in the first quarter of 2006. The decreases in both total revenue and license revenue was primarily due to the fact that the Registrant recognized $250,000 in revenue during the first quarter of 2006 from a license agreement with F-Secure Corporation that it entered into in the fourth quarter of 2004, but did not recognize any revenue from this agreement during the first quarter of 2007. The Registrant’s service revenue in the first quarter of 2007 was approximately $705,000 compared to approximately $865,000 in the first quarter of 2006. The decrease in professional services fees was primarily related to a decrease in the number of personnel delivering these services, as well as due to the Registrant’s planned migration of its service work to strategic resellers. This decrease was partially offset by a slight increase in maintenance services fees.
     The Registrant’s cost of revenue in the first quarter of 2007 was approximately $210,000 compared to approximately $261,000 in the first quarter of 2006. The Registrant’s cost of service revenue in the first quarter of 2007 was approximately $179,000 compared to approximately $240,000 in the first quarter of 2006. The decreases in both cost of revenue and cost of service revenue was primarily due to a reduction in the number of the Registrant’s professional services employees as a result of the expense reduction measures it has implemented. The Registrant’s cost of license revenue in the first quarter of 2007 was approximately $31,000 compared to approximately $21,000 in the first quarter of 2006. The increase in cost of license revenue was primarily due to costs related to a strategic reseller relationship for which the Registrant has not yet begun to recognize revenue but for which it is incurring costs.
     The Registrant’s research and development expenses in the first quarter of 2007 were $473,000 compared to approximately $582,000 in the first quarter of 2006. The decrease in research and development expenses was primarily due to the effect of expense reductions implemented in previous periods as well as a $90,000 reduction in stock-based compensation related expenses incurred in connection with the adoption of SFAS No. 123R. The Registrant’s sales and marketing expenses in the first quarter of 2007 were $617,000 compared to approximately $1.1 million in the first quarter of 2006. The decrease in sales and marketing expenses was primarily due to a decrease in personnel related costs as a result of the Registrant having one less vice president and five fewer field level staff in the first quarter of 2007 as compared to the first quarter of 2006. Additionally in the first quarter of 2006, the Registrant recognized approximately $100,000 of one-time separation costs related to the termination of certain employees; it did not have similar costs for the first quarter of 2007. The Registrant’s general and administrative expenses in the first quarter of 2007 were $377,000 compared to approximately $605,000 in the first quarter of 2006. The decrease in general and administrative expenses was primarily due to the reclassification of the Registrant’s Chief Executive Officer into the sales and marketing department following the termination of its Vice President of Sales and Business Development, as well as reductions in personnel and related expenses.
     The Registrant’s condensed consolidated balance sheets as of March 31, 2007 and December 31, 2006 and the Registrant’s condensed consolidated statements of operations for the three months ended March 31, 2007 and March 31, 2006 are presented below:
BackWeb Technologies Ltd.
Condensed Consolidated Balance Sheets
(in thousands)

	March 31,	December 31,
	2007	2006
	Unaudited
ASSETS
Current assets:
Cash and investments	$4,519	$4,494
Trade accounts receivable, net	1,297	1,369
Other current assets	449	494

Total current assets	6,265	6,357

Long-term investments and other assets	68	42
Property and equipment, net	115	128

Total assets	$6,448	$6,527

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$1,795	$1,747
Deferred revenue	1,277	949

Total current liabilities	3,072	2,696

Long-term liabilities	—	—
Total shareholders’ equity	3,376	3,831

Total liabilities and shareholders’ equity	$6,448	$6,527

BackWeb Technologies Ltd.
Condensed Consolidated Statements of Operations
(in thousands, except per share data)

	Three months ended
	March 31,	March 31,
	2007	2006
	Unaudited	Unaudited
Revenue:
License	$468	$791
Service	705	865

Total revenue	1,173	1,656

Cost of revenue:
License	31	21
Service	184	240

Total cost of revenue	214	261

Gross profit	959	1,395

Operating expenses:
Research and development	473	582
Sales and marketing	613	1,075
General and administrative	377	605

Total operating expenses	1,463	2,262

Loss from operations	(504)	(867)

Finance and other income, net	25	25

Net loss	$(479)	$(842)

Net loss per share	$(0.01)	$(0.02)

Shares used in computing net loss per share	41,144	41,143

BackWeb Technologies Ltd.
(Title of Registrant)

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2007	By	/s/ William Heye

William Heye
Chief Executive Officer